Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

The following information was made available to certain Spire employees and investors on March 1, 2021.

Spire

Employee and Investor Communications

Memo to Employees Regarding Announcement of Merger

When: Monday, March 1, 2021 6:50 AM EST // release to cross BusinessWire at 6:30 AM EST

From: Peter Platzer

To: All Employees via pbd@spire.com

Subject: Memo to Employees Regarding Announcement of Merger

Video

Team,

This morning, we announced our plans to go public through a merger with NavSight Holdings, Inc. You can find the press release here: https://spire.com/announcement.

This highly strategic transaction, which is expected to close in the summer of 2021, funds our growth strategy across key verticals and geographies, accelerates sales, marketing, and product development, and further strengthens our competitive advantages. Our product portfolio positions us to address this market opportunity with an advanced technology stack that will continue to drive better insights for our customers throughout the world across multiple industries. This transaction is a testament to the exceptional technology and the Collaborative, Reliable, and Unbounded business that we have built together.

As we enter this new chapter, there are some rules we must all immediately follow. The Securities and Exchange Commission (the “SEC”) has strict guidelines governing public disclosures. To avoid any repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials. Confidentiality will be critical as we move through the business combination process and assume operations as a public company. To that end, I want to share specific rules of engagement.

Social Media

The SEC guidelines apply to social media as they do to other communications channels.

Beginning today, we are enacting a week-long “blackout” period through Monday, March 8 of no Spire-related personal or corporate social media content (e.g., Facebook, LinkedIn, Twitter, or Clubhouse) or blog posting other than pre-approved posts.

The one exception is this morning, when Spire’s social channels will share a press release with pre-approved and legally vetted posts. For those who want to share the news on their own personal social channels, the guidelines are as follows:

•	You can reshare Spire’s post with one of the two pre-approved commentaries (you cannot create your own posts announcing the news):

•	Exciting news from Spire today – Spire is a leading global provider of space-based data and analytics. [Retweet/share post from Spire]

•	Spire is a leading global provider of space-based data and analytics. Looking forward to this next chapter and our journey ahead. [Retweet/share post from Spire]

The team is working on updated social media guidelines and a new approval and vetting process that we will share in the coming week.

Press Inquiries

Should you receive any press inquiries, please immediately forward details of the inquiry to SpirePR@icrinc.com who will handle media requests appropriately during this sensitive time.

General Questions

If someone asks you about the process of going public or company fundamentals, the best response is, “I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members,” and share the request with SpirePR@icrinc.com.

###

We wouldn’t be here without our world-class customers. Designated leaders within the business units will be sharing the news with our customers later today.

We will be hosting a Town Hall tomorrow (Tuesday, March 2) at 6:00 a.m. PT/7:00 a.m. MT/9:00 a.m. ET/3:00 p.m. CET/10:00 PM SST and we will do our best to answer questions you may have. Please send them in advance to SpireHR@icrinc.com.

During this exciting time and beyond, I ask that you remain focused on execution and operational excellence as we continue to serve our strategic partners and customers.

This is a milestone day for Spire. I want to thank you all for your hard work and dedication to our collective success and to advancing our vision. I look forward to working with you in this next phase of our evolution.

Sincerely,

Peter

Copy for External Social Media Channels – Day of Announcement

*	To be shared with employees along with Memo from Peter

Copy for Spire’s LinkedIn/Twitter

LinkedIn

Spire Global, Inc., a Leading Global Provider of Space-Based Data and Analytics, to Go Public Through a Merger with NavSight Holdings, Inc.

Spire Global, Inc. delivers subscription-based data, insights, and predictive analytics to global customers across a range of industries, including maritime, aviation, weather, and climate.

Read more about the business combination: https://spire.com/announcement.

Twitter

Spire Global, Inc., a Leading Global Provider of Space-Based Data and Analytics, to Go Public Through a Merger with NavSight Holdings, Inc.

Read the full press release here: https://spire.com/announcement.

Employee Post Options

Employees should not create their own posts announcing the news, rather they should share the posts that Spire puts out. Employees may select optional commentary from the below choices, such as:

•	Exciting news from Spire today – Spire is a leading global provider of space-based data and analytics. [Retweet/share post from Spire]

•	Spire is a leading global provider of space-based data and analytics. Looking forward to this next chapter and our journey ahead [Retweet/share post from Spire]

Management Talking Points for Internal Communications with Employees

•	Today, we announced our plans to go public through a merger with NavSight Holdings, Inc. You can find the press release on the Spire website.

•	This process is similar to an IPO / Initial Public Offering. Upon the successful closing of this transaction, Spire shares will be publicly traded for the first time.

•	NavSight Holdings, Inc. is a special purpose acquisition company (SPAC) that was designed to merge with a rapidly growing business and introduce it to the capital markets.

•

Upon the successful closing of the transaction (expected to close in the summer of 2021), the newly combined company is expected to be listed on the NYSE under the new ticker symbol “SPIR” and will continue to operate under the Spire name.

•

This highly strategic transaction, which is expected to close in the summer of 2021, funds our growth strategy across key verticals and geographies, accelerates sales, marketing, and product development, and further strengthens our competitive advantages.

•

Our product portfolio positions us to address this market opportunity with a technology stack that will continue to drive better insights for our customers across multiple industries. This transaction is a testament to the exceptional technology and the efficient, integrated business that we have built together.

•

This transaction is a testament to the exceptional technology and the efficient, integrated business that we have built together. Thank you all for your dedication and hard work to get us to this point.

•	During this exciting time and beyond, I ask that you remain focused on execution and operational excellence as we continue to serve our strategic partners and customers.

•

Should you receive any press inquiries, please forward details of the inquiry to SpirePR@icrinc.com who will handle media requests appropriately during this sensitive time. Please understand that communications are highly regulated through this process, and it is critically important that we all abide by these strict guidelines.

•

As we enter this new chapter, there are some rules we must all immediately follow, as the SEC has strict guidelines governing public disclosures. To avoid any repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials.

The SEC guidelines apply to social media as they do to other communications channels.

Beginning today, we are enacting a week-long “blackout” period through Monday, March 8 of no Spire-related personal or corporate social media content (e.g., Facebook, LinkedIn, Twitter, or Clubhouse) or blog posting other than pre-approved posts.

The one exception is this morning, Spire’s social channels will share press release with the pre-approved and legally vetted posts. For those who want to share the news their own personal social channels, the guidelines are as follows:

•	You can reshare Spire’s post with one of the two pre-approved commentaries (you cannot create your own posts announcing the news):

•	Exciting news from Spire today – Spire is a leading global provider of space-based data and analytics. [Retweet/share post from Spire]
•	Spire is a leading global provider of space-based data and analytics. Looking forward to this next chapter and our journey ahead. [Retweet/share post from Spire]

Beyond this, we are all in a social media blackout for anything Spire or business-related.

The team is working on updated social media guidelines and a new approval and vetting process that we will share in the coming week.

If someone asks you about the process of going public or company fundamentals, the best response is, “I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members,” and share the request with SpirePR@icrinc.com.

•

We will be hosting a Town Hall tomorrow (Tuesday, March 2) at 6:00 a.m. PT/7:00 a.m. MT/9:00 a.m. ET/3:00 p.m. CET/10:00 PM SST and we will do our best to answer questions you have. Please send them in advance to SpireHR@icrinc.com.

•	Finally, I want to thank you all for your hard work and dedication to our success.

Memo to Non-Board Member Stockholders

When: Monday, March 1, 2021 7:50 AM EST

From: SpireIR@icrinc.com

To: Stockholders

Subject: Spire to Go Public Through a Merger with NavSight Holdings, Inc.

Dear Stockholders,

This morning, we announced our plans to go public through a merger with NavSight Holdings, Inc. You can find the press release here on the Spire website.

This highly strategic transaction, which is expected to close in summer 2021, funds our growth strategy across key verticals and geographies, accelerates sales, marketing, and product development, and further strengthens our competitive advantages. Our product portfolio positions us to address this market opportunity with a technology stack that will continue to drive better insights for our customers throughout the world across multiple industries. This transaction is a testament to the exceptional technology and the efficient, integrated business that we have built together.

If you have any questions, please reach out to SpireIR@icrinc.com, who handles stockholder requests.

This is a milestone day for Spire. I want to thank you all for your investment in our success. I look forward to providing you with updates in this next phase of our evolution.

Sincerely,

Peter Platzer

Spire Global, Inc.

Chief Executive Officer Video Transcript

Hello everyone from Switzerland. This is an exciting day for us at Spire.

This morning, we took our first official step towards becoming a public company.

We announced our plans to merge with the publicly traded Navsight Holdings through a SPAC.

You will find more details in the press release we just issued, and in the memo accompanying this.

Going public will not change our leadership. It will not change our values, our mission, our day-to-day operation.

But it does will do, it will give us the capital to drive our continued growth. I look forward to discussing and sharing more about this transaction and some of the steps in the process and how this will help our growth in a townhall tomorrow.

And you’ll have an invitation for that soon, or maybe have it already.

Now, we have detailed rules around communicating now, including on social media, especially during this time.

And I’ll outline them in my email, which was carefully crafted by our lawyers. We are now governed by SEC guidelines, and so it’s critically important that everyone really understands them. Please, please do so.

But most importantly, I want to congratulate you, and I want to thank each and every one of you for your relentless and reliable dedication, and endless collaborative passion for what we do.

None of this would be possible without you. I look forward to seeing you tomorrow. And until then, have a fantastic day.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transactions (the “Transactions”) between Spire Global, Inc. (“Spire”) and NavSight Holdings, Inc. (NavSight”), including statements regarding the benefits of the Transactions and the anticipated timing of the Transactions. Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Transactions, potential benefits of the Transaction and the potential success of Spire’s market and growth strategies, and expectations related to the terms and timing of the Transactions. These statements are based on various assumptions and on the current expectations of NavSight’s and Spire’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities, (ii) the risk that the Transactions may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval by the stockholders of NavSight, the satisfaction of the minimum trust account amount following redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the Transactions, (v) the risk that the proposed Transactions may not generate expected net proceeds to the combined company; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions, (vii) the effect of the announcement or pendency of the Transactions on Spire’s business relationships, performance, and business generally, (viii) risks that the Transactions disrupt current plans of Spire and potential difficulties in Spire employee retention as a result of the Transactions, (ix) the outcome of any legal proceedings that may be instituted against Spire or against NavSight related to the Transactions, (x) the ability to maintain the listing of NavSight’s securities on The New York Stock Exchange, (xi) volatility in the price of NavSight’s securities, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, and (x) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space-based data analytics industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NavSight’s final prospectus filed on September 11, 2020, and other documents filed, or to be filed, by NavSight with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Spire and NavSight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Spire nor NavSight gives any assurance that either Spire or NavSight will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed Transactions contemplated by the business combination agreement, NavSight intends to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus (the “Registration Statement/Proxy Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the proposed Transactions and other matters as described in the Registration Statement/Proxy Statement and a prospectus relating to the offer of the securities to be issued to Spire’s stockholders in connection with the proposed Transactions. The Registration Statement/Proxy Statement will be sent to all NavSight stockholders once it has been filed and declared effective. NavSight also will file other documents regarding the proposed Transactions with the SEC.

Investors and security holders of NavSight and other interested parties are urged to read the Registration Statement/Proxy Statement, any amendments thereto and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement/Proxy Statement and all other relevant documents filed or that will be filed with the SEC by NavSight through the website maintained by the SEC at www.sec.gov or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and Spire and their respective directors and officers may be deemed to be participants in the solicitation of proxies from NavSight’s stockholders in connection with the proposed Transactions. Information about NavSight’s directors and executive officers and their ownership of NavSight’s securities is set forth in NavSight’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transactions may be obtained by reading the Registration Statement/Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed Transactions when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.